SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

BLUEBIRD BIO, INC.

(Name of Subject Company (Issuer))

BEACON MERGER SUB, INC.

(Names of Filing Persons (Offeror))

a direct wholly owned subsidiary of

BEACON MIDCO, INC.

(Names of Filing Persons (Parent of Offeror))

a direct wholly owned subsidiary of

BEACON PARENT HOLDINGS, L.P.

(Names of Filing Persons (Indirect Parent of Offeror))

whose general partner is

BEACON GENERAL PARTNER, LLC

(Names of Filing Persons (Other Persons))

an affiliate of

CARLYLE PARTNERS GROWTH, L.P.

(Names of Filing Persons (Other Persons))

SK CAPITAL PARTNERS VI-A, L.P.

SK CAPITAL PARTNERS VI-B, L.P.

(Names of Filing Persons (Other Persons))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

09609G 209

(CUSIP Number of Class of Securities (Underlying Common Stock))

c/o The Carlyle Group One Vanderbilt Avenue New York, NY 10017 Telephone: +1 (212) 813-4900	SK Capital Partners 430 Park Avenue, 18th Floor New York, NY 10022 Telephone: +1 (212) 826-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Mark A. Stagliano, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	Gregg Griner, Esq. Albert Vanderlaan, Esq. Orrick, Herrington & Sutcliffe LLP 222 Berkeley St., Suite 2000 Boston, MA 02116 (617) 880-2212	Matthew S. Arenson, P.C. Kirkland & Ellis LLP 98 SE 7th St, Suite 700 Miami, FL 33131 (305) 432-5600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 7, 2025, as amended on March 21, 2025, March 25, 2025, April 3, 2025 and April 16, 2025 (as amended and together with any subsequent amendments and supplements hereto, the “Schedule TO”), by Beacon Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Beacon Midco, Inc., a Delaware corporation and wholly owned subsidiary of Beacon Parent Holdings, L.P. (“Parent”), a Delaware limited partnership, whose general partner is Beacon General Partner, LLC, a Delaware limited liability company. Parent is controlled by Carlyle Partners Growth, L.P. (“Carlyle”), a Delaware limited partnership, SK Capital Partners VI-A, L.P., a Cayman Islands exempted limited partnership, and SK Capital Partners VI-B, L.P., a Cayman Islands exempted limited partnership (SK Capital Partners VI-A, L.P. and SK Capital Partners VI-B, L.P. together, “SK Capital”). The Schedule TO relates to the tender offer by Merger Sub to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of bluebird bio, Inc., a Delaware corporation (the “Company”), in exchange for (i) $3.00 in cash per Share, subject to any applicable withholding taxes without interest thereon (the “Closing Amount”), plus (ii) one contingent value right (each, a “CVR”) per Share, representing the right to receive one contingent payment of $6.84, in cash (the Closing Amount and one CVR, collectively, or any greater amount per Share that may be paid pursuant to the Offer (as defined below), the “Offer Price”), subject to any applicable withholding taxes and without interest thereon, upon the achievement of the milestone specified in, and on the other terms and subject to the other conditions set forth in the Offer to Purchase, dated March 7, 2025 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together, as they may be amended, supplemented or otherwise modified from time to time, collectively constitute the “Offer”).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. This Amendment is being filed to extend the Expiration Time of the tender offer. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or the Schedule TO. You should read this Amendment together with the Schedule TO and the Offer to Purchase.

Items 1 through 9 and Item 11

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items 1 through 9 and Item 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

By adding the following paragraphs thereto:

“On May 2, 2025, Carlyle and SK Capital announced an extension of the Expiration Time until one minute after 11:59 p.m., New York City time, on May 12, 2025, unless the Offer is further extended or earlier terminated as permitted by the Merger Agreement. The Offer was previously scheduled to expire one minute after 11:59 p.m., New York City time, on May 2, 2025.

The Depositary has advised Merger Sub that, as of the close of business on May 1, 2025, approximately 936,791 Shares have been validly tendered and not properly withdrawn pursuant to the Offer.

The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(D) and incorporated herein by reference.”

Cover Page of the Offer to Purchase

The cover page of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

Offer To Purchase

All Outstanding Shares of Common Stock

of

BLUEBIRD BIO, INC.

at

$3.00 in cash per share, plus one contingent value right per share representing the right to receive a contingent payment of $6.84 in cash upon the achievement of the milestone

by

BEACON MERGER SUB, INC., a wholly owned subsidiary of

BEACON MIDCO, INC., a wholly owned subsidiary of

BEACON PARENT HOLDINGS, L.P., whose general partner is

BEACON GENERAL PARTNER, LLC, an affiliate of

CARLYLE PARTNERS GROWTH, L.P.

SK CAPITAL PARTNERS VI-A, L.P. and SK CAPITAL PARTNERS VI-B, L.P.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON MAY 12, 2025, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED (THE “EXPIRATION TIME”).

Beacon Merger Sub, Inc. (“Merger Sub”) is a Delaware corporation and wholly owned subsidiary of Beacon Midco, Inc., a Delaware corporation and wholly owned subsidiary of Beacon Parent Holdings, L.P. (“Parent”), a Delaware limited partnership, whose general partner is Beacon General Partner, LLC, a Delaware limited liability company. Parent is controlled by Carlyle Partners Growth, L.P. (“Carlyle”), a Delaware limited partnership, SK Capital Partners VI-A, L.P., a Cayman Islands exempted limited partnership, and SK Capital Partners VI-B, L.P., a Cayman Islands exempted limited partnership (SK Capital Partners VI-A, L.P. and SK Capital Partners VI-B, L.P. together, “SK Capital”). Merger Sub is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of bluebird bio, Inc., a Delaware corporation (the “Company”), in exchange for (i) $3.00 in cash per Share on the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended, supplemented or otherwise modified from time to time, this “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal,” which, together with this Offer to Purchase, as they may be amended, supplemented or otherwise modified from time to time, collectively constitute the “Offer”), subject to any applicable withholding taxes and without interest thereon (the “Closing Amount”), plus (ii) one contingent value right (each, a “CVR”) per Share, subject to and in accordance with the terms and conditions set forth in the Contingent Value Rights Agreement that will be entered into by and among Parent, a rights agent mutually agreeable to Parent and the Company, and, solely for certain purposes, the Surviving Corporation (as defined below) (the “CVR Agreement”), representing the right to receive one contingent payment of $6.84 in cash, subject to any applicable withholding taxes and without interest thereon, payable upon the achievement of $600 million in Net Sales (as defined in the CVR Agreement) of the pharmaceutical products currently marketed by the Company under the brand names ZYNTEGLO, SKYSONA and LYFGENIA products (such achievement, the “Milestone”) in any consecutive twelve calendar month period ending on or prior to December 31, 2027, all upon the terms and subject to the conditions set forth in the Merger Agreement (the Closing Amount plus one CVR, collectively, or any greater amount per Share that may be paid pursuant to the Offer, the “Offer Price”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 21, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Parent and Merger Sub, pursuant to which, as soon as practicable following the date and time of the irrevocable acceptance for payment (the “Acceptance Time”) by Merger Sub of Shares validly tendered and not validly withdrawn pursuant to and subject to the conditions set forth in Section 15 – “Conditions to the Offer” (collectively, the “Offer Conditions”), subject to the satisfaction or, if permitted by applicable law, waiver of certain conditions, and in any event no later than one business day thereafter, Merger Sub will merge with and into the Company (such merger, the “Merger”), and the Company will survive the Merger as an indirect wholly owned subsidiary of Parent (the “Surviving Corporation”), on the terms and subject to the conditions set forth in the Merger Agreement.

The Merger will be governed by Section 251(h) of the Delaware General Corporation Law (the “DGCL”) and will be effected by Merger Sub and the Company without a stockholder vote pursuant to the DGCL as soon as practicable following the Acceptance Time, subject to the satisfaction or, if permitted by applicable law, waiver of certain conditions, and in any event no later than one business day thereafter.

At the effective time of the Merger (being the time and day of the filing of the certificate of merger in accordance with the DGCL (the “Certificate of Merger”) with the Secretary of State of the State of Delaware or at such later time and day as may be agreed in writing by Parent and the Company and specified in the Certificate of Merger in accordance with the DGCL, the “Effective Time”), each Share issued and outstanding at the commencement of the Offer and immediately prior to the Effective Time (excluding Shares owned by Parent, Merger Sub or the Company, or by any direct or indirect wholly owned subsidiary of Parent or Merger Sub, in each case, at the commencement of the Offer and immediately prior to the Effective Time, any Shares irrevocably accepted for purchase pursuant to the Offer (“Accepted Shares”), and any Shares held by stockholders who are entitled to demand, and who shall have properly and validly demanded their statutory rights of appraisal in respect of such Shares in compliance with Section 262 of the DGCL), shall be canceled and extinguished and automatically converted into the right to receive the Offer Price upon compliance with the procedures set forth in the Merger Agreement (the “Merger Consideration”), without interest thereon and subject to any applicable withholding tax pursuant to the Merger Agreement and the CVR Agreement; provided that, at the election of Parent, any Shares owned by any direct or indirect subsidiary of the Company that are not Accepted Shares will instead receive shares of the Surviving Corporation of equivalent value. As a result of the Merger, the Company will cease to be a publicly traded company and will become an indirect wholly owned subsidiary of Parent.

Pursuant to the terms of the Merger Agreement, each restricted stock unit with respect to Shares that is, at the time of determination, subject to vesting or forfeiture conditions and that is not a Company PSU (as defined below) (but including, for clarity, any Company PSU that is subject solely to service-based vesting conditions as of the Effective Time) (each, a “Company RSU”) that is outstanding as of immediately prior to the Effective Time, will accelerate and become fully vested effective immediately prior to, and contingent upon the occurrence of, the Effective Time. Effective as of immediately prior to the Effective Time, each Company RSU that is outstanding immediately prior thereto shall, by virtue of the Merger, automatically and (except as otherwise provided in the Merger Agreement) without any action on the part of the Company, Parent or the holder thereof, be canceled and terminated and converted into the right to receive from the Surviving Corporation, subject to the terms of the Merger Agreement, (A) an amount in cash (without interest) equal to the product obtained by multiplying (1) the aggregate number of Shares underlying such Company RSU immediately prior to the Effective Time, by (2) the Closing Amount; plus (B) one CVR with respect to each Share subject to such Company RSU immediately prior to the Effective Time (in each case, as adjusted to reflect any increases to the Offer Price).

Pursuant to the terms of the Merger Agreement, effective as of immediately prior to the Effective Time, each performance-based restricted stock unit with respect to Shares that is, at the time of determination, subject to performance-based vesting or forfeiture conditions (each, a “Company PSU”) that is outstanding and vested as of immediately prior to the Effective Time (or that will become vested as required under the terms of the applicable Company stock plan and/or governing award or other agreements currently in place as of the date of the Merger Agreement) will by virtue of the Merger automatically and (except as otherwise provided in the Merger Agreement) without any action on the part of the Company, Parent or the holder thereof, be canceled and terminated and converted into the right to receive from the Surviving Corporation, subject to the terms of the Merger Agreement, (A) an amount in cash (without interest) equal to the product obtained by multiplying (1) the aggregate number of Shares underlying such Company

PSU immediately prior to the Effective Time (assuming that the applicable performance goals have been deemed to be achieved at the greater of target and actual level of performance as determined by the compensation committee of the board of directors of the Company (the “Company Board”) in its discretion), by (2) the Closing Amount; plus (B) one CVR with respect to each such Share subject to such Company PSU immediately prior to the Effective Time (in each case, as adjusted to reflect any increases to the Offer Price). Other than the Company PSUs addressed by the preceding sentence, each other Company PSU that is outstanding immediately prior to the Effective Time shall by virtue of the Merger automatically and (except as otherwise provided in the Merger Agreement) without any action on the part of the Company, Parent or the holder thereof, be canceled and terminated without any consideration payable therefor.

Pursuant to the terms of the Merger Agreement, effective as of immediately prior to the Effective Time, each stock option to purchase Shares (each, a “Company Option”) that is outstanding and unexercised immediately prior thereto shall by virtue of the Merger automatically and (except as otherwise provided in the Merger Agreement) without any action on the part of the Company, Parent or the holder thereof, be canceled and terminated without any consideration payable therefor.

Pursuant to the terms of the Merger Agreement, at the Effective Time, each outstanding warrant to purchase or otherwise acquire Shares that is outstanding and unexercised as of immediately prior to the Effective Time shall be canceled and extinguished for no consideration pursuant to the terms thereof.

Under no circumstances will interest be paid on the purchase price for the Shares, including by reason of any extension of the Offer or any delay in making payment for the Shares.

The Offer is subject to the Offer Conditions, including, but not limited to: (i) there having been validly tendered and not validly withdrawn in accordance with the terms of the Offer, and “received” by the “depository” for the Offer (as such terms are defined in Section 251(h) of the DGCL), a number of Shares that, together with the other Shares then owned by Parent, Merger Sub and any of their direct or indirect wholly owned subsidiaries, represents at least one more Share than 50% of the total number of outstanding Shares at the Expiration Time (the “Minimum Condition”), (ii) the required regulatory approvals applicable to the Transactions contemplated by the Merger Agreement under any foreign antitrust law of certain specified jurisdictions shall have been obtained (the “Regulatory Approvals Condition”) and (iii) no governmental authority of competent and applicable jurisdiction shall have (A) enacted, issued or promulgated any law that is in effect as of immediately prior to the Expiration Time and has the effect of making the Offer, the acquisition of Shares by Parent or Merger Sub, or the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Offer, the acquisition of Shares by Parent or Merger Sub, or the Merger, or (B) issued or granted any order that is in effect as of immediately prior to the Expiration Time and has the effect of making the Offer, the acquisition of Shares by Parent or Merger Sub, or the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Offer, the acquisition of Shares by Parent or Merger Sub, or the Merger (the “No Injunction Condition”). The Offer is not subject to any financing condition.

The Company Board has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (the “Transactions”), are advisable, fair to and in the best interests of the Company and its stockholders, and declared it advisable for the Company to enter into the Merger Agreement and consummate the Transactions contemplated therein, (ii) approved and declared advisable the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained therein, (iii) resolved that the Merger Agreement and the Merger be governed by Section 251(h) of the DGCL and that the Merger be effected as soon as practicable following the Acceptance Time without a vote of the Company stockholders, and (iv) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the holders of the Shares accept the Offer and tender their Shares to Merger Sub pursuant to the Offer, which resolutions, except to the extent expressly permitted by the Merger Agreement, have not been rescinded, modified or withdrawn in any way.

A summary of the principal terms and Offer Conditions appears in the “Summary Term Sheet” beginning on page 1 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Merger Sub and, where appropriate, Parent. We use the term “Merger Sub” to refer to Beacon Merger Sub, Inc. alone, the term “Parent” to refer to Beacon Parent Holdings, L.P. alone and the phrase “the Company” to refer to bluebird bio, Inc. alone.

IMPORTANT

If you wish to tender all or a portion of your Shares to Merger Sub pursuant to the Offer, you must either (i) complete and sign the Letter of Transmittal that accompanies this Offer to Purchase in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to Equiniti Trust Company, LLC, which is the depositary for the Offer, and follow the procedure for book-entry transfer set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Merger Sub before the Expiration Time.

Questions and requests for assistance should be directed to Innisfree M&A Incorporated, the information agent for the Offer (the “Information Agent”) at the address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may also be obtained at our expense from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other material related to the Offer may be found at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

The Shares are listed on The Nasdaq Global Market (“Nasdaq”) under the symbol “BLUE.” On March 6, 2025, the last full trading day before the commencement of the Offer, the closing price per Share as reported by Nasdaq was $4.11. In comparison to the closing price per Share on March 6, 2025, the price per share being offered by Merger Sub in the Offer is $3.00 in cash per Share, subject to any applicable withholding taxes and without interest thereon, plus one CVR per Share, representing the right to receive one contingent payment of $6.84 in cash, subject to any applicable withholding taxes and without interest thereon, payable upon the achievement of the Milestone. There is no guarantee that the Milestone will be achieved or that stockholders will receive any payment in respect of the CVR. If the Milestone is not achieved, you will not receive any payment in respect of the CVR and the Closing Amount of $3.00 in cash per Share that you will receive in the Offer will be below (i) the closing price per Share on February 20, 2025, the last full day of trading before we announced the Merger Agreement, of $7.04, (ii) the closing price per Share on March 6, 2025, the last full day of trading before the commencement of the Offer, of $4.11 and (iii) the closing price per Share on May 1, 2025, the last full day of trading before the date of Amendment No. 5 to the Schedule TO, of $4.05. We encourage you to obtain a recent market price for your Shares before deciding whether to tender your Shares.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

Neither the Offer nor the Merger has been approved or disapproved by the United States Securities and Exchange Commission (the “SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of the Offer or the Merger or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful and a criminal offense.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders may call toll-free: (877) 825-8793

Banks and Brokers may call collect: (212) 750-5833

Summary Term Sheet of the Offer to Purchase

The first paragraph of the answer to the question “What is the market value of my Shares as of a recent date?” is hereby amended and restated in its entirety to read as follows:

On February 20, 2025, the last full day of trading before we announced the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $7.04 per Share. On March 6, 2025, the last full day of trading before commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $4.11 per Share. In comparison to the closing price per Share on March 6, 2025, the price per share being offered by Merger Sub in the Offer is $3.00 in cash per Share, subject to any applicable withholding taxes and without interest thereon, plus one CVR per Share, representing the right to receive one contingent payment of $6.84 in cash, subject to any applicable withholding taxes and without interest thereon, payable upon the achievement of the Milestone. There is no guarantee that the Milestone will be achieved or that stockholders will receive any payment in respect of the CVR. If the Milestone is not achieved, you will not receive any payment in respect of the CVR and the Closing Amount of $3.00 in cash per Share that you will receive in the Offer will be below (i) the closing price per Share on February 20, 2025, the last full day of trading before we announced the Merger Agreement, of $7.04, (ii) the closing price per Share on March 6, 2025, the last full day of trading before the commencement of the Offer, of $4.11 and (iii) the closing price per Share on May 1, 2025, the last full day of trading before the date of Amendment No. 5 to the Schedule TO, of $4.05. We encourage you to obtain a recent market price for your Shares before deciding whether to tender your Shares.

Section 6 of the Offer to Purchase

The second paragraph of Section 6 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

On February 20, 2025, the last full day of trading before we announced the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $7.04 per Share. On March 6, 2025, the last full day of trading before commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $4.11 per Share. In comparison to the closing price per Share on March 6, 2025, the price per share being offered by Merger Sub in the Offer is $3.00 in cash per Share, subject to any applicable withholding taxes and without interest thereon, plus one CVR per Share, representing the right to receive one contingent payment of $6.84 in cash, subject to any applicable withholding taxes and without interest thereon, payable upon the achievement of the Milestone. There is no guarantee that the Milestone will be achieved or that stockholders will receive any payment in respect of the CVR. If the Milestone is not achieved, you will not receive any payment in respect of the CVR and the Closing Amount of $3.00 in cash per Share that you will receive in the Offer will be below (i) the closing price per Share on February 20, 2025, the last full day of trading before we announced the Merger Agreement, of $7.04, (ii) the closing price per Share on March 6, 2025, the last full day of trading before the commencement of the Offer, of $4.11 and (iii) the closing price per Share on May 1, 2025, the last full day of trading before the date of Amendment No. 5 to the Schedule TO, of $4.05. We encourage you to obtain a recent market price for your Shares before deciding whether to tender your Shares.

Amendments to the Offer to Purchase and Exhibits to the Schedule TO

All references to “11:59 p.m., New York City time, on May 2, 2025” set forth in the Offer to Purchase (Exhibit (a)(1)(A)), Form of Letter of Transmittal (Exhibit (a)(1)(B)), Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(C)), and Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) are hereby amended and replaced with “11:59 p.m., New York City time, on May 12, 2025.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(E)	Press Release, dated May 2, 2025.

(a)(5)(F)	Letter to bluebird bio, Inc. Stockholders, dated May 2, 2025.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 2, 2025

BEACON MERGER SUB, INC.

By:	/s/ Joe Bress
Name:	Joe Bress
Title:	President & Chief Executive Officer

BEACON MIDCO, INC.

By:	/s/ Joe Bress
Name:	Joe Bress
Title:	President & Chief Executive Officer

BEACON PARENT HOLDINGS, L.P.

By: Beacon General Partner, LLC, its general partner

By:	/s/ Joe Bress
Name:	Joe Bress
Title:	President & Chief Executive Officer

BEACON GENERAL PARTNER, LLC

By:	/s/ Joe Bress
Name:	Joe Bress
Title:	President & Chief Executive Officer

CARLYLE PARTNERS GROWTH, L.P.

By: CP Growth GP, L.P., its general partner

By: CP Growth GP, L.L.C., its general partner

By:	/s/ Joe Bress
Name:	Joe Bress
Title:	Vice President

SK CAPITAL PARTNERS VI-A, L.P.

By: SK Capital Investment VI, L.P.
Its: General Partner

By: SK Capital Investment VI, Ltd.
Its: General Partner

By:	/s/ Jerome Truzzolino
Name:	Jerome Truzzolino
Title:	Authorized Signatory

SK CAPITAL PARTNERS VI-B, L.P.

By: SK Capital Investment VI, L.P.
Its: General Partner

By: SK Capital Investment VI, Ltd.
Its: General Partner

By:	/s/ Jerome Truzzolino
Name:	Jerome Truzzolino
Title:	Authorized Signatory

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